RAINMAKER WORLDWIDE INC.

271 Brock Street

Peterborough, Ontario Canada K9H 2P8

September 24, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Re:	Response to SEC Questions Dated August 12.
Rainmaker Worldwide Inc.
Registration Statement on Form 10
Filed July 19, 2021
File No. 000-56311

Jay Mumford:

On behalf of Rainmaker Worldwide Inc. (the “Company”) we are hereby submitting Amendment 1 to the Company’s Registration Statement on Form 10. Amendment 1reflects the Company’s changes in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission, received on August 12, 2021 relating to the above-referenced Registration Statement on Form 10.

For the Staff’s convenience, the Staff’s comments have been stated below in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment 1 and all references to page numbers in such responses to page numbers in such responses are to page numbers in Amendment 1.

Amendment 1 to the Registration Statement on Form 10-12G on July 19, 2021

Item1. Business, page 2

1.	Please revise your first paragraph to more prominently disclose that you had revenues of $0 and $189,237 and net losses of $22,645,794 and $8,019,386 for the years ended December 31, 2020 and 2019, respectively, and that as of March 31, 2021, you had no revenue and a net loss of $1,774,323.

RESPONSE: We added language on page 4, which clearly states that the Company had no revenues in 2021 to date. See page 4.

2.	In your first paragraph you state you are “currently developing Water-as-a-Service projects in various locations around the globe” and you subsequently disclose that you have “concurrently planned and implemented various WaaS projects in Turks and Caicos, Bahamas and Sri Lanka.” Please expand your disclosure in the first paragraph to explain the current status of your projects.

RESPONSE: We have added the following disclosure: See Page 3.

●	For Sri Lanka, an AW machine has been delivered and is currently being tested, optimized and retrofitted for a new bottling line for environmentally friendly reusable bottles. We expect this project to be in service in Q4 2021.

●	For Bahamas, locations have been identified and operating plans defined. We have an AW machine being tested in the Netherlands and expect delivery by Q4 2021.

●	Similarly, for Turks and Caicos, locations have been identified and operating plans defined. We have an AW machine being tested in the Netherlands and expect delivery in Q4 2021.

3.	Please clarify what you mean when you state at the end of this section that “[w]ith project implementation believed to be imminent, we expect these pressures to ease and anticipate the emergence of a growth phase for the Company.”

RESPONSE: This sentence referred to pressures related to generating cash flow for the business and ensure long term business sustainability. Implementation has been impeded by logistics and supply chain issues caused by Covid-19 travel and related restrictions. Those restrictions are lifting, and the Company is now able to deliver our Air-to-Water machines to the Caribbean in support of our WaaS projects. Specifically, we expect delivery to Turks and Caicos and the Bahamas by Q4 2021. The machines in question are currently being tested prior to export from the Netherlands.. The Company has eliminated the sentence to avoid any confusion.

Current Projects , page 6

4.	Please tell us why you have not included the reference to a project in the Bahamas as you do on page 3.

RESPONSE: We have included the project in the Bahamas in the list.

Item 5 Directors and Executive Officers, page 19

5.	Please tell us why you have not included Kelly White who appears to be your VP of Finance in this table.

RESPONSE: While Kelly White is the VP of Finance and holds the responsibility of preparing financial statements for presentation to our Chartered Accounting Firm. She is not an executive officer of the company. With respect to registered Officers and Directors, Mr. O’Connor is the sole person authorized as an Officer and Director to sign on behalf of the Company, approve financials, and engage the company in contracts.

Item 6 Executive Compensation, page 20

6.	Please revise to provide the executive compensation disclosure required by Item 402 of Regulation S-K. Also, please reconcile the amounts identified in this section with the amounts disclosed in Note 10 to the financial statements on page F-18.

RESPONSE: We have revised the section to include a further description of Executive Compensation. Please note that the Company is not a party to any employment agreements and that no director received any compensation for services rendered as a director for the year ended December 31, 2020.

Note 19 Subsequent Events, page F-22

7.	Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A. This comment also applies to your interim financial statements.

RESPONSE: The management has evaluated subsequent events up to the date of this letter and will continue to evaluate until final submittal of Form 10. There have been no material events since the Company’s original Submittal on July 19th 2021.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me with any questions or comments regarding this correspondence on Amendment 1. Thank you.

Sincerely,

/s/ Arthur S. Marcus, Esq.
Arthur S. Marcus, Esq.